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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Orion Technologies
                           --------------------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of class of securities)

                                     686302
                                    ---------
                                 (CUSIP Number)

                                   MHE Projix
                               Louis Taubman, Esq.
                             39 Broadway, Suite 2250
                            New York, New York 10006
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 24, 2000
                  ---------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following [_].

Check the following box if a fee is being paid with the statement [_].



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1 NAME OF REPORTING PERSON:  MHE Projix, LLC

S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                   (b) [  ]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS

SC

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)                                  [  ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION- Florida
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NUMBER OF         7 SOLE VOTING POWER  -
SHARES            --------------------------------------------------------------
BENEFICIALLY      8 SHARED VOTING POWER - 150,000
OWNED BY          --------------------------------------------------------------
EACH              9 SOLE DISPOSITIVE POWER -
REPORTING         --------------------------------------------------------------
PERSON            10 SHARED DISPOSITIVE POWER WITH -150,000
WITH              --------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       [  ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

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14 TYPE OF REPORTING PERSON

00
--------------------------------------------------------------------------------


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Item 1. Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Orion Technologies, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 1800 Diagonal Road, Suite 500, Alexandria, Virginia 22314.

Item 2. Identity and Background.

The names of the persons filing this statement are MHE Projix, LLC., a limited liability company ("MHE Projix"). The address of the principal business and principal office of MHE Projix is 1700 NE 4th Court, Ft. Lauderdale, Florida 33301. The managers members of MHE Projix are David Simonetti, Mark Elenowitz, Louis Taubman, MHE, Inc., Projix Corporation, KT Ventures, LLC, and Thomas Bostic Smith. The principal business of MHE Projix is a consulting, private investment, and managing assets company.

(d) During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person who is a member of the limited liability company, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person who is a member of the limited liability company, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

MHE Projix was the primary owner of the shares of Hancock Holdings, Inc., a Delaware Corporation. On February 22, 2000, Hancock Holdings was acquired entirely by Issuer (Orion Technologies) in exchange for 150,000 shares of Issuer's common stock.

Item 4. Purpose of Transaction.

Pursuant to a share exchange agreement, dated February 22, 2000, Orion Technologies, acquired all of the issued and outstanding capital stock of Hancock Holdings, Inc., from the shareholders of Hancock Holdings in a pro rata exchange for an aggregate of 150,000 shares of Orion Technologies' common stock, par value $.001 per share. MHE Projix has no plans or proposals that relate or would result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. However, the reporting persons, may from time to time, review and reconsider their positions with respect to any such matter.

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Item 5. Interest in Securities of the Issuer.

(a) MHE Projix maybe deemed to each be the beneficial owner of 150,000 shares of Common Stock of the issuer for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 6.3% of the shares of Common Stock outstanding (based on the number of shares of Common Stock issued outstanding on February 22, 2000).

(b)      The number of shares as to which MHE Projix has:

         (i)   sole power to vote or direct the vote is 0.

         (ii)  shared power to vote or to direct the vote is 150,000.

         (iii) Sole power to dispose or to direct the disposition of 0.

         (iv)  Shared power to dispose of or direct the disposition of 150,000.

(c) On or about March 1, 2000, MHE Projix distributed 140,498 shares of common stock issued to it as a result of the acquisition. As a result of these distributions, MHE Projix has ceased to be the beneficial owner of five percent of the class of securities.


Identity of Person         Date of Transaction       Amount of                  Price per        where/how
Who effected                                         securities involved        Share            transaction
Transaction                                                                                      was effected

MHE                        March 1, 2000            1,000                       $6.50            Distribution
MHE                        March 1, 2000             6850                       $6.50            Distribution
MHE                        March 1, 2000             6850                       $6.50            Distribution
MHE                        March 1, 2000             6850                       $6.50            Distribution
MHE                        March 1, 2000             1000                       $6.50            Distribution
MHE                        March 1, 2000             1000                       $6.50            Distribution
MHE                        March 1, 2000           29,112                       $6.50            Distribution
MHE                        March 1, 2000           29,112                       $6.50            Distribution
MHE                        March 1, 2000           29,112                       $6.50            Distribution
MHE                        March 1, 2000           29,112                       $6.50            Distribution

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contract, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees profits,


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division of profits or loss, or giving or withholding proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. There are no securities that are pledged or otherwise subject to a contingency which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

N/A.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2000

MHE Projix, LLC

/s/ Louis Taubman
-------------------------------------------
Louis Taubman,
Managing Member